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SECURITIE 08026426 SSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
105

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SEC FILE NUMBER
8-16750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

30 EAST SEVENTH STREET, SUITE 1300
(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK W KEENE/ROBERT P JOHNSON 651—227—7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & COMPANY P.L.L.P
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AD 3/4

OATH OR AFFIRMATION

I, PATRICK W KEENE , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. SHULTZABARGER
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 01/31/2010

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital. (3)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (1)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (1)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)
- ☒ (o) Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable.
(2) Exemption Under Rule 15c 3-3 (k) (2) (b).
(3) There Were No Reconciling Items Between The Audited Computation Of Net Capital And The Corresponding Unaudited Focus Report.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AEI Securities, Inc.

We have audited the accompanying statement of financial condition of AEI Securities, Inc. as of December 31, 2007 and 2006 and the related statements of operations and retained earnings and cash flows for each of the years in the two-year period ended December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 22, 2008

AEI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31

ASSETS

	2007	2006
ASSETS:		
Cash	$ 354,091	$ 388,609
Receivable from Related Companies	1,430	2,288
Prepaid Insurance	762	2,286
Total Assets	$ 356,283	$ 393,183

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES:		
Commissions Payable	$ 89,027	$ 187,690
Payable to Related Companies	9,769	16,264
Total Current Liabilities	98,796	203,954
STOCKHOLDER'S EQUITY:		
Common Stock, no par value, 2,500 shares authorized and issued	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	207,487	139,229
Total Stockholder's Equity	257,487	189,229
Total Liabilities and Stockholder's Equity	$ 356,283	$ 393,183

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

OPERATIONS

	2007	2006
REVENUES:		
Commissions	$ 1,833,796	$ 2,740,743
Wholesaling Expense Reimbursements	(103,391)	116,566
Interest	12,037	11,809
FINRA Payment	35,000	0
Total Revenues	1,777,442	2,869,118
EXPENSES:		
Commissions Reallowed	1,429,981	2,462,938
Wholesaling	212,934	404,374
General and Administrative	6,269	7,055
Total Expenses	1,649,184	2,874,367
NET INCOME (LOSS)	128,258	(5,249)

RETAINED EARNINGS

	2007	2006
BALANCE, beginning of year	139,229	144,478
DISTRIBUTIONS	(60,000)	0
BALANCE, end of year	$ 207,487	$ 139,229

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 128,258	$ (5,249)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Decrease in Receivable from Related Companies	858	10,868
Decrease in Prepaid Insurance	1,524	1,524
Increase (Decrease) in Commission Payable	(98,663)	71,846
Increase (Decrease) in Payable to Related Companies	(6,495)	16,264
Total Adjustments	(102,776)	100,502
Net Cash Provided By Operating Activities	25,482	95,253
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(60,000)	0
NET INCREASE (DECREASE) IN CASH	(34,518)	95,253
CASH, beginning of year	388,609	293,356
CASH, end of year	$ 354,091	$ 388,609

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. (Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company operates as a wholly owned subsidiary of AEI Capital Corporation (ACC). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. Mr. Johnson is also the sole stockholder and President of AEI Fund Management, Inc., which provides management services to the Company.

The Company's major source of income is commissions earned on the sale of units in limited partnerships and limited liability companies which have been organized by Mr. Johnson and affiliated entities. Revenue is recognized when the minimum number of units have been accepted under the respective agreements.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Concentrations of Credit Risk

The Company's cash is deposited primarily in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company is reimbursed for certain general and administrative costs by limited partnerships and limited liability companies whose offering was underwritten by the Company. In 2007 and 2006, these reimbursements totaled $23,776 and $41,030, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

The Company and AEI Fund Management XXI, Inc. (AFM), an affiliated corporation, entered into an expense agreement whereby the Company is reimbursed by AFM for wholesaling expenses incurred in the offering of units in a limited liability company of which AFM is the managing member. The agreement provides for reimbursements based on the overall profitability of the offering to the Company. In 2006, these reimbursements totaled $116,566. In 2007, pursuant to the expense agreement, the Company paid AFM $103,391 based on the profitability of the offering during 2007.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2007 and 2006, the Company had adjusted net capital of $255,295 and $184,655, respectively, which exceeded the required adjusted net capital by $248,709 and $171,059, respectively. Its ratio of aggregate indebtedness to net capital was .39 to 1 and 1.10 to 1, respectively.

SCHEDULE I

AEI SECURITIES, INC.
COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO ADJUSTED NET CAPITAL (Rule 15c3-1)
DECEMBER 31, 2007

Total Assets	$ 356,283
Less – Aggregate Indebtedness	98,796
Unadjusted Capital	257,487
Adjustments:	
Receivable from Related Companies	(1,430)
Prepaid Insurance	(762)
Adjusted Net Capital	$ 255,295
Ratio of Aggregate Indebtedness to Adjusted Net Capital	0.39:1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There were no material inadequacies found to exist or to have existed since the previous audit.

See Report of Independent Registered Public Accounting Firm

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

February 26, 2008

Board of Directors
AEI Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of AEI Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of AEI Securities, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 26, 2008. It came to our attention during the audit that the Company has a lack of separation of duties in cash receipts and disbursements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 26, 2008

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: AEI SECURITIES, INC. [0013]

SEC File Number: 8- 16750 [0014]

Address of Principal Place of Business: 1300 WELLS FARGO PLACE [0020]

ST. PAUL [0021] MN [0022] 55101-4901 [0023]

Firm ID: 6158 [0015]

For Period Beginning 10/01/2007 [0024] And Ending 12/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: PATRICK KEENE, CFO [0030] Phone: 651-227-7333 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	354,091 [0200]		354,091 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	1,430 [0600]	1,430 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities**			

	[0180]			
8. Memberships in exchanges:				
A. **Owned, at market**	[0190]			
B. **Owned, at cost**			[0650]	
C. **Contributed for use of the company, at market value**			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	762 [0735]	762 [0930]
12. **TOTAL ASSETS**		354,091 [0540]	2,192 [0740]	356,283 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	89,027 [1115]	[1305]	89,027 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	9,769 [1205]	[1385]	9,769 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity subordination (15c3-1(d)) of**			

	[1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	98,796 [1230]	0 [1450]	98,796 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ________ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	12,500 [1792]
	C.	Additional paid-in capital	37,500 [1793]
	D.	Retained earnings	207,487 [1794]
	E.	Total	257,487 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		257,487 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		356,283 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2007 [3932]	Period Ending 12/31/2007 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	567,894 [3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	-76,134 [3995]
9.	Total revenue	491,760 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		436,750 [4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		27,088 [4100]
16.	Total expenses		463,838 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	27,922 [4210]
18.	Provision for Federal Income taxes (for parent only)	[4220]

19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		27,922 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	4,757 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		257,487 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		257,487 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		257,487 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	2,192 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-2,192 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		255,295 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
	D. Undue Concentration	[3650]	

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]

10. Net Capital — 255,295 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	6,586 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	6,586 [3760]
14. Excess net capital (line 10 less 13)	248,709 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	245,415 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 98,796 [3790]

17. Add:

A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19. Total aggregate indebtedness	98,796 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 39 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		289,565 [4240]
A.	Net income (loss)		27,922 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-60,000 [4270]
2.	Balance, end of period (From item 1800)		257,487 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

END